Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Thomas A. Fenton
Vice-President & General Counsel
tfenton@hipinteractive.com

Tel: 905 362 3760 ex.275
Fax: 905 362 2361

September 29, 2004

VIA REGULAR MAIL

Office of International Corporate Finance
Division of Corporate Finance, Mail Stop 3-2
Securities and Exchange Commission
#450 – 5th Street Northwest
Washington D.C. 20549
USA

Dear Sir or Madam:

Re: Hip Interactive Corp. SEC File Number 82-34720

Hip Interactive Corp. ("Hip"), a "Foreign Private Issuer" as that term is defined in the *Securities and Exchange Act (1934)* (the "Act"), is a corporation incorporated under the *Business Corporations Act* (Ontario) and a reporting issuer in Canada in the Provinces of Ontario, Manitoba, Quebec and Alberta. The common shares of Hip are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "HP".

Hip has claimed the exemption under Rule 12-g3-2, Reg. 240.12-g3-2 of the Act. Pursuant to Reg. 240.12g3-2(b)(1)(iii), attached please find the documents as listed in Schedule A to this letter.

Please do not hesitate to contact the undersigned should you have any questions regarding this submission.

Yours very truly,

Thomas A. Fenton
Vice-President & General Counsel

10/19

Encl.
cc: Kyler Wells, Aird & Berlis LLP, (via email, w/o attachments)

SCHEDULE A
List of Attached Documents

	Document (Attached)	Requirement	Timing
1.	Confirmation of Mailing **re First Quarter Interim Report** dated: **August 30, 2004** date of filing: **August 30, 2004**	This document serves to confirm that certain materials were sent to shareholders on a certain date.	n/a
2.	TSX Form 1: Change in Outstanding and Reserved Securities regarding August 2004 dated: **September 1, 2004**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
3.	Press Release: Hip Gear™ Taking Wireless Controllers to the Next Level: Launching New 2.4GHz Wireless Controller with Headset Featuring *Bluetooth*® Wireless Technology dated September 15, 2004 date of filing: **September 16, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
4.	Letter Report Concerning Voting Results dated September 28, 2004 date of filing: **September 28, 2004**	This report is filed pursuant to subsection 11.3 of National Instrument 51-102 – Continuous Disclosure Requirements and is filed with the securities commissions where the issuer is a reporting issuer and with the exchange(s) on which the securities of the issuer trade.	This letter must be filed promptly following a meeting of the securityholders at which a matter was submitted to a vote

SEC File No. 82-34720

RECEIVED
2004 OCT 18 A 10:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EQUITY
TRANSFER SERVICES

Lori Thompson
Officer, Client Services
Telephone: 416.361.0930 ext.243
lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

August 30, 2004

Dear Sir or Madam:

RE: **Hip Interactive Corp**
CUSIP: **404194102**

We confirm that the Interim Financial Statements for the first quarter and the three (3) months ended June 30, 2004, and the Management Discussion and Analysis for the quarter ended June 30, 2004, were mailed to those shareholders on the supplemental mailing list on August 27, 2004.

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per:

L. Thompson

FORM: 1 | **Company Name: HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance		**63,820,104**
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury re **ARUSH acquisition**	871,312	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description): revised shares issued re ARUSH Transaction	823,350	
	Closing Issued and Outstanding Share Balance		**63,868,066**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
C. **Stock Option Plan and / or Agreement**				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**4,057,406**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
August 5, 2004	David Adams	Aug. 5, 2009	$1.28	25,000
August 5, 2004	James Perkins	Aug. 5, 2009	$1.28	50,000
August 10, 2004	Chris Gilbert	Aug. 10, 2009	$1.30	100,000
August 10, 2004	Steve Malecki	Aug. 10, 2009	$1.30	35,000
			SUBTOTAL	**210,000**

Options Exercised: (SUBTRACT)
Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	**nil**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)
If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
August 9, 2004	Jeff Laughlin	Dec. 10/99	Dec. 10/04	$1.00	20,000
				SUBTOTAL	**20,000**
Stock Option Outstanding — Closing Balance					**4,247,406**

D.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		4,529,433
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	0	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**4,529,433**

All information reported in this Form is for the month of August 2004.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	September 1, 2004

FOR IMMEDIATE RELEASE **SEPTEMBER 15, 2004**

HIP GEAR™ TAKING WIRELESS CONTROLLERS TO THE NEXT LEVEL: LAUNCHING NEW 2.4GHZ WIRELESS CONTROLLER WITH HEADSET FEATURING *BLUETOOTH*® WIRELESS TECHNOLOGY

Hip Interactive Corp. (TSX:HP), an international provider of electronic entertainment products, today announced that its Hip Gear™ line of accessory products is introducing a new wireless controller with headset, which will be fully compatible for Xbox® online gaming. Branded as XB-Comm™, the 2.4 GHz wireless controller with headset featuring *Bluetooth*® Wireless Technology incorporates the latest in voice technology and auto-channel scanning for maximum signal strength, giving gamers the ultimate interference-free gaming experience. The XB-Comm Wireless Controller™ with *Bluetooth*® Wireless Technology is expected to ship in October 2004.

"Our XB-Comm™ featuring market-leading *Bluetooth*® Wireless Technology proves, once again, that Hip Gear™ is committed to launching exciting and innovative video game accessories into the market," said Arindra Singh, President & Chief Executive Officer of Hip Interactive. "We believe that this product will take the market by storm – especially in the fast-growing online gaming segment. We have already secured initial orders of the XB-Comm™ from several of our Canadian and U.S. retail customers, who are anxiously awaiting this new product."

About Hip Gear™

Hip Gear™ video game accessories (www.hipgearproducts.com) are designed to blend innovation and creativity. Created from the consumer's desires, Hip Gear™ provides high quality, value-priced accessories for all leading game consoles. Hip Gear™ is carried in Europe and throughout North America in leading video game retailers. In addition, Hip creates private label accessories and game/accessory bundles for a number of national and international retailers.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP and has 63,868,066 common shares issued and outstanding.

-30-

For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

RECEIVED

2004 OCT 18 A 10:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Thomas A. Fenton
Vice-President & General Counsel
tfenton@hipinteractive.com

Tel: 905 362 3760 ex.275
Fax: 905 362 2361

September 28, 2004

Toronto Stock Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
L'Autorité des marché financiere

HIP INTERACTIVE CORP.
Report of Voting Results

Dear Sirs:

Pursuant to section 11.3 of National instrument 51-102, the following matters were put to vote at the annual and special meeting of shareholders of Hip Interactive Corp. (the "Company") held on September 23, 2004. The voting results are as follows:

1. Election of Directors

According to proxies received and vote by show of hands, the following individuals were elected as directors of the Company until the next annual meeting, with the following results:

Votes For:	27,709,303
Votes Withheld:	556,450

Arindra Singh
Mark Rider
Richard Grogan
Peter Cooper
Joseph Wright

2. Appointment of Auditors

According to proxies received and vote by show of hands, PricewaterhouseCoopers LLP were appointed auditors of the Company for the ensuing year, with the following results:

Votes For:	28,179,293
Votes Withheld:	86,460

3. Stock Option Plan

According to proxies received and ballot conducted, Shareholders approved an increase of 2,000,000 shares reserved under the Company's Stock Option Plan, with the following results:

Votes For:	18,416,593
Votes Against:	9,302,980

HIP INTERACTIVE CORP.

"THOMAS A. FENTON"

Thomas A. Fenton
General Counsel & Secretary